SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                         (Amendment No. ______________)

                           NEWCOURT CREDIT GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    650905102
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                                 (CUSIP Number)

                              Michele J. Buchignani
               Canadian Imperial Bank of Commerce, Commerce Court,
                         Toronto, Canada (416) 956-6143
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 24, 1997
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

                         (Continued on following pages)

                               (Page 1 of 5 pages)





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CUSIP No.      560905102              13D            Page   2   of   5   Pages
            ---------------                               -----    -----

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

          Canadian Imperial Bank of Commerce

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  |_|
                                                               (b)  |_|
3     SEC USE ONLY

4     SOURCE OF FUNDS
          00
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada

 NUMBER OF          7        SOLE VOTING POWER
   SHARES                     8,817,962
BENEFICIALLY
  OWNED BY          8        SHARED VOTING POWER
    EACH                      None
 REPORTING          9        SOLE DISPOSITIVE POWER
PERSON WITH                   8,817,962

                    10       SHARED DISPOSITIVE POWER
                              None

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,817,962

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          10.7%

14    TYPE OF REPORTING PERSON

          BK (Foreign)





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                                                           Page 3 of 5


Item 1.  Security and Issuer.

         This statement on Schedule 13D (the "Statement") relates to the common stock ("Company Common Stock"), of Newcourt Credit Group, Inc. (the "Company"), which has its principal executive offices at BCE Place, 181 Bay Street, Suite 3500, PO Box 827, Toronto, Ontario M5J 2T3.

Item 2.  Identity and Background.

         This Statement is being filed by Canadian Imperial Bank of Commerce ("CIBC"). CIBC is the second largest bank in Canada in terms of assets and one of North America's largest financial institutions. CIBC's registered head office is located at Commerce Court, Toronto, Canada M5L 1A2.

         During the last five years, CIBC has not been convicted in any criminal proceeding and has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On August 7, 1997, the Company announced that it had entered into an agreement of purchase and sale to acquire all of the outstanding shares of Commcorp Financial Services Inc. ("Commcorp"), one of Canada's largest asset finance companies. On August 29, 1997, the Company and Commcorp agreed upon a purchase price of approximately $361 million to be paid to the current shareholders of Commcorp. Approximately $89 million of the purchase price was paid in cash, financed by a treasury offering of Company Common Stock, with the remainder satisfied by the issuance of Company Common Stock. In lieu of cash, CIBC, Commcorp's largest single shareholder, elected to exchange its interest in Commcorp for Company Common Stock. In addition, CIBC acquired 250,000 shares of Company Common Stock as part of an equity underwriting that closed on August 26, 1997. Moreover, from September 17, 1997, CIBC has acquired 2,530,000 additional shares of Company Common Stock in open market purchases or private placements. As a result, CIBC has acquired 8,817,962 shares of Company Common Stock representing an equity interest of approximately 10.7%. In addition, CIBC will add two representatives from CIBC to the Company's Board of Directors.

Item 4.  Purpose of Transaction.

         CIBC exchanged its interest in Commcorp for Company Common Stock to continue to participate in the continued growth of the Company.

         Immediately after the series of transactions, CIBC owned 8,817,962 shares of Company Common Stock.





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                                                           Page 4 of 5


         The securities of the Company to which this Statement relates are held by (i) CIBC as an investment. Except as otherwise set forth in this Statement, CIBC does not presently have any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the deposition of securities of the Company (other than in the normal course of business); (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on such board of directors; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's articles of incorporation or by-laws or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to de listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

         Subject to applicable law, CIBC may sell some or all of the equity units which may be owned by CIBC from time to time, depending on its evaluation of the Company's business, prospects and financial condition, the market for the shares, other opportunities available to CIBC, general economic conditions, money and stock market conditions and other future developments.

Item 5.  Interest in Securities of the Issuer.

         CIBC is the record owner of 8,817,962 shares of Company Common Stock ("CIBC Shares"). The CIBC Shares constitute approximately 10.7% of the shares of Company Common Stock issued and outstanding as of September 22, 1997.

         Except as set forth herein, CIBC has not effected any transactions in shares of Company Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         Immediately after the series of transactions, CIBC owned 8,817,962 shares of Company Common Stock.

         Except as set forth in this Statement, CIBC does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.





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                                                           Page 5 of 5


Item 7.  Materials to be Filed as Exhibits.

         None.




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                                                           Page 6 of 5

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge an belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   September 24, 1997


                                   CANADIAN IMPERIAL BANK OF COMMERCE


                                   By: /s/ Michele J. Buchignani
                                      -------------------------------
                                      Michele J. Buchignani
                                      General Manager